EXHIBIT 99.1

News Release

Rosetta Genomics Launches miRview® Lung Test

Over 90% Accuracy Identifying the Four Main Subtypes of Lung Cancer Using Small Tumor Quantities

PHILADELPHIA and REHOVOT, Israel (July 14 2011) – Rosetta Genomics (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostic tests, announces that it has launched miRview® lung, the Company’s advanced microRNA test that differentiates neuroendocrine tumors from non-small cell lung tumors (NSCLC), and then further subtypes neuroendocrine tumors into small cell lung cancer and carcinoid; and subtypes NSCLC tumors into squamous and non-squamous.  miRview® lung will be marketed in the U.S. by Rosetta Genomics’ oncology sales team and will be available internationally through the Company’s various distribution partners.

miRview® lung was developed to use small, pre-operative specimens to differentiate tumor types and to further subtype them.  Small, pre-operative biopsies such as bronchoscopic washing, brushing, fine-needle aspirate (FNA) and core needle biopsies are the most common methods for acquiring sample from lung tumors; however, in 20% to 30% of these pre-operative cases significant limitations of tumor quantity and quality prevent full classification and subtyping of the tumor using traditional diagnostic methods, including H&E and immunohistochemical stains. Using the expression levels of eight microRNAs, Rosetta Genomics' researchers developed a molecular classifier which was validated on an independent blinded validation set of 451 samples, with sensitivity of 93.7% in the identification of the four main subtypes of lung tumors. The sensitivity for cytological samples, which constitute more than half of the validation set, was 95%. miRview® lung joins miRview® squamous, the Company’s microRNA diagnostic test developed to subtype NSCLC for resection and FNA sample types, strengthening the suite of testing solutions offered by Rosetta for pre-operative samples from lung tumors.

Commenting on the clinical importance of this assay, Dr. Harvey Pass, Professor of Surgery and Cardiothoracic Surgery, Vice Chairman, Research Director, Division of Thoracic Surgery and Thoracic Oncology at NYU Langone Medical Center and Cancer Center, stated, “A standardized and objective assay, like miRview® lung, that results in the accurate identification of the tumor type in small biopsy samples from lung cancer patients has the potential to lead to better information and better decisions about the appropriate treatment approaches for these patients.”

“With the recent emergence of targeted lung cancer therapies, such as Avastin® and Alimta®, and with other targeted drugs entering the clinical arena, accurate classification and subtyping of lung cancer is becoming increasingly important to better assess differential side effects and efficacy profiles and to enhance treatment strategies. We believe there is a definite need for objective, standardized, and reproducible molecular diagnostic assays that can reliably classify and subtype lung cancer," noted Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics, said, “We are especially pleased to add miRview® lung to our suite of microRNA oncology diagnostic tests as it has the potential to assist in the accurate classification and subtyping of many of the over one and a half million patients diagnosed with lung cancer each year.”

About miRview® Products

miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics.  miRview® mets and miRview® mets² accurately identify the primary tumor site in metastatic cancer and CUP.  miRview® squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies.  miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure.  miRview® lung accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells.  miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment.  In the U.S. alone, Rosetta Genomics estimates that approximately 200,000 patients a year may benefit from the miRview® mets and miRview® mets² test, 60,000 from miRview® squamous, 60,000 from miRview® meso and 222,000 from miRview® lung. The Company’s tests are offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com.   Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About microRNAs

microRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com .

About Rosetta Genomics

Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics.  Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company’s miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statements

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the need for and market potential of molecular diagnostic assays that can reliably classify and subtype lung cancer and the potential of microRNAs in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:

Rosetta Genomics Ken Berlin, President & CEO (215) 382-9000 ext. 326 investors@rosettagenomics.com	Lippert/Heilshorn & Associates Anne Marie Fields (212) 838-3777 afields@lhai.com or Bruce Voss (310) 691-7100 bvoss@lhai.com

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